Exhibit 99.2
SUPPLEMENTAL INDENTURE NO. 1
SUPPLEMENTAL INDENTURE No. 1 (this “Supplemental Indenture”) dated as of January 26, 2025 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited as collateral trustee (the “Collateral Trustee”) and RCBC Trust Corporation as Philippine Supplemental Collateral Trustee (the “Philippine Supplemental Collateral Trustee”), under the indenture referred to below.
WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee an indenture, dated as of June 20, 2024, (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”) relating to the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “Notes”);
WHEREAS the Indenture provides that, pursuant to Section 8.01(A) of the Indenture, the Company and the Trustee may, notwithstanding anything to the contrary in Section 8.02, amend or supplement the Indenture Documents without the consent of any Holder to cure any ambiguity or correct any omission, defect or inconsistency in any Indenture Document;
WHEREAS the Indenture provides that, pursuant to Section 8.02 of the Indenture, the Company and the Trustee may, subject to Sections 8.01, 8.03, 7.05 and 7.08 of the Indenture and clauses (i) to (x) of Section 8.02(A) of the Indenture, amend or supplement any provision of the Indenture with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding;
WHEREAS the Indenture provides that, pursuant to Section 8.02(A)(iii) of the Indenture, the Company and the Trustee may, subject to Section 8.01, and the terms of the Intercreditor Agreement, reduce the rate, or extend the time for the payment, of interest of any Note with the consent of each Holder of the Notes then outstanding;
WHEREAS pursuant to an Acknowledgement Letter dated January 26, 2025 (the “Acknowledgement Letter”) to a Letter of Consent dated January 26, 2025 (the “Letter of Consent”), Zhonghuan Singapore Investment and Development Pte. Ltd., in its capacity as the Holder of 100% outstanding principal amount of the Notes, consents to the execution and delivery of this Supplemental Indenture and the amendments to the Indenture set forth herein;
WHEREAS the Indenture provides that, pursuant to Section 11.05(A) of the Indenture, subject to the terms of the Intercreditor Agreement and applicable law, the Liens securing the Obligations on the applicable Collateral shall be automatically terminated and released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, upon any Disposition of any portion of Collateral in accordance with a Disposition permitted under the terms of any Indenture Document (other than a Disposition to a Company Indenture Party);

WHEREAS the Indenture provides that, pursuant to Section 12.04(A) of the Indenture (as amended herein), among other things, the Subsidiary Guarantee of a Guarantor shall be automatically and unconditionally released in connection with any Disposition (including by way of merger or consolidation) of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Company Indenture Party to the extent such sale is permitted under the Indenture;
WHEREAS the Indenture provides that, pursuant to Section 8.01(N) of the Indenture, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to effect, confirm and evidence the release, termination or discharge or any guarantee of or Lien of securing the Notes when such release, termination or discharge is permitted by the Indenture Documents; and
WHEREAS pursuant to Section 8.02 and Section 8.01 of the Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture;
WHEREAS (a) pursuant to Section 11.05(B) of the Indenture, without the necessity of any consent of or notice to the Trustee or any Holder of the Notes, any Company Indenture Party may request and instruct the Collateral Trustee to, on behalf of each Holder of Notes, execute and deliver to any Company Indenture Party, as the case may be, for the benefit of any Person, such release documents a may be reasonable requested, or all or any Liens held by the Collateral Trustee in any Collateral securing the Obligations and the Collateral Trustee shall as soon as practicable take such actions provided that any such release complies with and is expressly permitted in accordance with the terms of this Indenture, the Security Documents and the Intercreditor Agreement and is accompanies by an Officer’s Certificate and an Opinion of Counsel; and (b) pursuant to Section 11.10(D), the provisions of the Indenture that refer to the Collateral Trustee shall inure to the benefit of the Philippine Supplemental Collateral Trustee;
WHEREAS pursuant to the Letter of Consent, the Company has requested and instructed the Collateral Trustee and the Philippine Supplemental Collateral Trustee to effect the release of the security over the Released Collateral and pursuant to the Acknowledgement Letter, the Collateral Trustee and the Philippine Supplemental Collateral Trustee have acknowledged such request and instruction;
NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee, the Collateral Trustee and the Philippine Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:
1.Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2.Amendments to Section 1.01 of the Indenture. Section 1.01 of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):
““Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:
…
(14)    any other non-cash items decreasing Consolidated Net Income for such period, (excluding an accrual or reserve for anticipated cash charges in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); ~~plus,~~ less, ~~without duplication~~
…”
“Contingent Interest Calculation Date” means, with respect to the year ended December 31, 2027 and 2028, five (5) Business Days after the date when the Company files with the SEC its annual report on Form 20-F or, if the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, Form 10-K, whichever is applicable.
“Contingent Interest Payment Date” means the date falling twenty (20) Business Days after the Contingent Interest Calculation Date.
“Contingent Interest Record Date” means the date falling five (5) Business Days after the Contingent Interest Calculation Date.
“Philippine Specified Assets” means certain equipment purchased by certain Subsidiaries of the Company under the purchase contracts specified in Annex I hereto.
“Philippine Target Assets” means 100% of the shares of SunPower Philippines Manufacturing Ltd., the Philippine Collateral and the Philippine Specified Assets.
“Relevant PIK Interest Rate” shall mean ~~3.00% per annum~~ 0.00% per annum.
“Stated Interest” shall mean (1) prior to June 20, 2027, 6.00% per annum; and (2) on and from June 20, 2027, 9.00% per annum.”
3.Amendments to Section 2.05 of the Indenture.
(a)    Section 2.05(A) of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):
“(A)    Accrual of Interest. Each Note will accrue interest at a rate per annum equal to ~~9~~.~~00% (the “Stated Interest”)~~the Stated Interest, plus any Special Interest that may accrue pursuant to Section 7.03. Stated Interest on each Note will (i) accrue from, and including, the most recent date to which Stated Interest has been paid or duly provided for (or, if no Stated Interest has theretofore been paid or duly provided for, the date set forth in the certificate representing such Note as the date from, and including, which Stated Interest will begin to accrue in such circumstance) to, but excluding, the date of payment of such Stated Interest; and (ii) be, subject to Sections 4.02(D), 4.03(F) and 5.02(D) (but without duplication of any payment of interest), payable semi-annually in arrears on each Interest Payment Date, beginning on the first Interest Payment Date set forth in the certificate representing such Note, to the Holder of such Note as of the Close of Business on the immediately preceding Regular Record Date. Stated Interest, and, if applicable, Special Interest, on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.”
(b)    Section 2.05 shall be further amended by adding the following clause (E):
“(E)    Contingent Interest. With respect to each Contingent Interest Calculation Date, if the Company’s Consolidated EBITDA of the fiscal year ended immediately prior to such Contingent Interest Calculation Date equals to or is greater than US$100 million, the Company shall pay a an additional special Interest equal to US$90 for each $1,000 principal amount of Notes then outstanding in cash (the “Contingent Interest”) to the Holder of such Note as of the Close of Business on the immediately succeeding Contingent Interest Record Date on the immediately succeeding Contingent Interest Payment Date, provided that, as long as any Note is outstanding, the Company shall not be required to pay the Contingent Interest more than once. Any reference to the interest payable or paid on the Notes in this Indenture shall be to such interest, including the Contingent Interest if any.”
4.Amendments to Section 3.01 of the Indenture. Section 3.01 of the Indenture is hereby amended as follows (deletions shown in strikethrough and additions shown in double-underline):
“(A)    Generally. The Company will pay or cause to be paid (or as applicable by increasing the principal amount of the Notes or issuing PIK Notes) all the principal of, the Fundamental Change Repurchase Price and Redemption Price for, interest on, Contingent Interest, if any, on, and other amounts due with respect to, the Notes on the dates and in the manner set forth in this Indenture.”
5.Amendments to Section 3.06 of the Indenture. Section 3.06 of the Indenture is hereby amended by adding the following Clause (C):
“Section 3.06.    COMPLIANCE ~~AND~~, DEFAULT AND CONTINGENT INTEREST CERTIFICATES.
…
(C)    Contingent Interest Certificate.    Within five (5) Business Days after each Contingent Interest Calculation Date, the Company shall deliver an Officer’s Certificate to the Trustee and the Holder, notifying them (i) whether, with respect to such Contingent Interest

Calculation Date, the Company is required to pay the Contingent Interest; (ii) the calculation setting forth the Company’s Consolidated EBITDA of the fiscal year ended immediately prior to such Contingent Interest Calculation Date; and (iii) the Contingent Interest Record and the Contingent Interest Payment Date with respect to the payment of the Contingent Interest, if applicable; provided that the determination and the calculation set forth in such certificate shall be binding and conclusive, except for manifest error; provided, further, that, the Company shall not be required to deliver any Officer’s Certificate hereunder after the Company has paid the Contingent Interest.”
6.Amendments to Section 3.11 of the Indenture. Section 3.11(B) of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):
“(B)    Liquidity. With respect to each full fiscal quarter commencing with the fiscal quarter ending March 31, ~~2025~~2026, the Company shall not permit the Total Liquidity of the Company as of the last Business Day of such fiscal quarter to be less than $40 million.”
7.Amendments to Section 3.15 of the Indenture. Section 3.15 of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):
“(U) is a transfer resulting from any casualty or condemnation of property, provided that, to the extent such transfer is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions~~.~~; and
(V) is a Disposition of all or any part of the Philippine Target Assets.”
8.Amendments to Section 6.01 of the Indenture. Section 6.01(B) of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):
“(B)    Guarantors. The Company shall not permit any Guarantor to consolidate with or merge with or into, dissolve or liquidate voluntarily into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise Dispose, in one transaction or a series of transactions, all or substantially all of the consolidated assets to another Person (other than to the Company or another Guarantor) (a “Guarantor Business Combination Event” together with a Company Business Combination Event, a “Business Combination Event”) unless:
(i)    the resulting, surviving or transferee Person (the “Successor Guarantor”) either (x) is the Guarantor or (y) if not the Guarantor, is a corporation duly organized and existing under the laws of the jurisdiction of the Company or any of the Guarantors that expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Guarantor Business Combination Event, a supplemental indenture pursuant to Section 8.01(B)) all of such Guarantor’s obligations under this Indenture, the Security Documents to which it is a party, the Notes and its Guarantee (including, for the avoidance of doubt, the obligation to pay Additional Amounts pursuant to Section 3.05);
(ii)    immediately after giving effect to such Guarantor Business Combination Event, no Default or Event of Default will have occurred and be continuing; and
(iii)    before the effective time of any Guarantor Business Combination Event, the Company and the Guarantor, as applicable, will deliver to the Trustee an Officer’s Certificate and Opinion of Counsel, each stating that (i) such Guarantor Business Combination Event (and, if applicable, the related supplemental indenture) comply with Section 6.01(B); and (ii) all conditions precedent to such Guarantor Business Combination Event provided in this Indenture have been satisfied~~.~~;
provided, however, that neither this Section 6.01(B) nor any other provision in this Indenture is intended, or shall be construed, to prohibit or restrict in any manner the Disposition permitted under Section 3.15(V).”
9.Amendments to Section 12.04 of the Indenture. Section 12.04(A) of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):
“(A) The Subsidiary Guarantee of a Guarantor shall be automatically and unconditionally released: (1) in connection with (x) any Disposition (including by way of merger or consolidation) of the Capital Stock of such Guarantor (or the Capital Stock of the direct parent of such Guarantor) to a Person that is not (either before or after giving effect to such transaction) a Company Indenture Party ~~or an affiliate of a Company Indenture Party~~, to the extent such sale is permitted hereunder or (y) any sale or other Disposition of all or substantially all of the properties or assets of that Guarantor, by way of merger, consolidation or otherwise solely to the extent that such sale or other Disposition is permitted pursuant to Section 6.01 and so long as such Disposition is not to a Company Indenture Party or an affiliate of a Company Indenture Party; (2) the liquidation or dissolution of such Guarantor; provided that no Event of Default occurs as a result thereof or has occurred or is continuing; (3) upon satisfaction and discharge of this Indenture and the other Indenture Documents in accordance with Article 9; or (4) upon payment of the Obligations in full in immediately available funds.”
10.Release of Certain Collateral.
Pursuant to Section 11.05(A) of the Indenture, only to the extent the Released Collateral (as defined below) is Disposed as permitted under the Indenture,
(a)     the Liens securing the Obligations on the following Collaterals shall be released automatically upon the consummation, or the completion of the relevant Disposition permitted under Section 3.15(V) of the Indenture:
(A)100% of the shares of SunPower Philippines Manufacturing Ltd.; and

(B) the Philippine Collateral; and
(C)those certain assets of SunPower Philippines Manufacturing Ltd. covered under the New York law governed super senior first lien security agreement, dated the Issue Date, by and between, among others, SunPower Philippines Manufacturing Ltd. as grantor and DB Trustees (Hong Kong) Limited as collateral trustee, to secure the Notes (the “Released Collateral”).
11.Release of Certain Subsidiary Guarantors.
(a)    Pursuant to Section 12.04(A) of the Indenture (as amended herein), the Subsidiary Guarantee of SunPower Philippine Manufacturing Ltd. shall be released automatically upon the completion of the Disposition of the shares of SunPower Philippine Manufacturing Ltd. as permitted under Section 3.15(V) of the Indenture.
12.Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.
13.Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
14.Trustee, Collateral Trustee and Philippine Supplemental Collateral Trustee Make No Representation. The Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.
15.Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
16.Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.
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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.
MAXEON SOLAR TECHNOLOGIES, LTD.
By:/s/ Guo AiPing
Name: Guo AiPing
Title: Director

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By:/s/ Carol Ng
Name: Carol Ng
Title: Vice President

By:/s/ Mary Miselis
Name: Mary Miselis
Title: Vice President
DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By: /s/ Ana Vuong
Name: Ana Vuong
Title: Authorized Signatory

By: /s/ Ka Ho Mak
Name: Ka Ho Mak
Title: Authorized Signatory

[Signature Page to Supplemental Indenture]

AS_ACTIVE:\34124800\2\77557.0003

RCBC TRUST CORPORATION, AS PHILIPPINE SUPPLEMENTAL COLLATERAL TRUSTEE

By:/s/ Ryan Roy W. Sinaon
Name: Ryan Roy W. Sinaon
Title: -

By:/s/ Justine Kim C. Marte
Name: Justine Kim C. Marte
Title: -

[Signature Page to Supplemental Indenture]

ANNEX I
List of Purchase Contracts

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